Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.20549

July 28, 2017

Re:	Arcimoto, Inc.

Offering Statement on Form 1-A

Filed June 22, 2017

File No. 024-10710

Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of July 21, 2017, which we have set out below, together with our responses.

Dilution, page 7

1.	We note that you present net tangible book value as of April 30, 2017 based on equity amounts “estimated by management.” Please revise to present net tangible book value as of the date of your most recent balance sheet presented in the filing. The table on page 8 should be similarly revised.

The net present net tangible book value has been revised to reflect the value as of the date of the most recent balance sheet presented in the filing.

2.	In a related matter, we note from footnote 2 on page 9 that your net tangible book value is adjusted for the proceeds from warrants and stock options that are outstanding but have not been converted. Please revise to present your net tangible book value as of the point in time at the date of your most recent balance sheet. To the extent you wish to include other adjusting items, please label such amounts as “adjusted.”

These values have been revised.

Liquidity and Capital Resources, page 29

3.	We note your response to our prior comment 1. Please disclose here the results of the Rule 506(b) offering. Please also disclose here if you have not received funds from investors in the offering and briefly describe the circumstances. We note in this regard your disclosure in Note 10 to the financial statements.

We have revised the Preliminary Offering Circular to reflect to aggregate amount received in the securities offerings of the Company under Rule 506(b) since June 2013 and included a statement that all funds have been received.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Arcimoto, Inc. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Mark Frohnmayer

Arcimoto Inc.